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We set new standard in oxygen therapy; 7 patents, FDA, superior therapy, & more


dynaris™
Dynamic Oxygen Delivery
dynaris

dynaris.com Chesterfield MO

Technology | Main Street | Hardware | B2C | B2B

OVERVIEW UPDATES WHAT PEOPLE SAY 2 ASK A QUESTION 2

Highlights

1. FDA 510 (K), EUA, ISO-13485 Quality System, FDA registered manufacturing in-house, Ready to go!
2. 5.9 million patients on oxygen in the U.S. alone growing to over 7 million patients in 2023.
3. Protected by 7 U.S. Patents, more pending, foreign patents pending.
4. Experienced team with a history of success, from concept through acquisition. CEO has 28 patents
5. Superior oxygen therapy for patients. Sets a new therapeutic standard for oxygen patients.
6. Oxygen therapies are expanding to other areas; i.e. cluster headaches and wound healing treatments
7. Additional products in development expand our technologies into other therapeutic market segments.

Our Team



Alonzo C. Aylsworth CEO, Managing Member

Conceived products and developed from introduction through acquisition. 28 U.S. patents, many more pending including foreign.

The founders have been face-to-face with patients in the respiratory business for more than the last 4 decades. We've seen their pain and suffering. We have seized the opportunity to greatly help them and set a new standard in oxygen therapy. Quite simply, patients ask us to help them. They're family!



Lawrence C. Spector Managing Member

Founder of homecare companies that were acquired. Co-Inventor



Timm Eckenroth Design Engineering Manager

40 years in Engineering/Manufacturing/Design Fields 4 Medical Patents (U.S.)

SEE MORE

Pitch


CONFIDENTIAL FOR CURRENT AND POTENTIAL INVESTOR INFORMATION USE ONLY
June 2021
Dynaris Powered Technology
dynaris®
© All Rights Reserved, Dynaris 2021



Legal – the fine print

- THIS MATERIAL IS CONFIDENTIAL AND MAY NOT BE REPRODUCED OR PROVIDED TO OTHERS WITHOUT THE EXPRESS WRITTEN PERMISSION OF INCOBA, LLC (THE "COMPANY"). THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, TO OR FROM ANY PERSON IN ANY JURISDICTION. ANY SUCH OFFER OR SOLICITATION MAY ONLY BE MADE PURSUANT TO OTHER LEGAL DOCUMENTATION. BY ACCEPTING DELIVERY OF THIS MATERIAL, EACH RECIPIENT HEREOF AGREES TO THE FOREGOING.
- INVESTMENT IN THE COMPANY DESCRIBED HEREIN WILL INVOLVE SIGNIFICANT RISKS, INCLUDING LOSS OF THE ENTIRE INVESTMENT. THERE IS NO SECONDARY MARKET FOR THE SECURITIES AND NONE IS EXPECTED TO DEVELOP. THERE WILL BE RESTRICTIONS ON TRANSFERRING INTERESTS IN THE COMPANY. BEFORE DECIDING TO INVEST IN THE COMPANY, PROSPECTIVE INVESTORS SHOULD READ THE RELEVANT LEGAL DOCUMENTATION AND PAY PARTICULAR ATTENTION TO THE RISK FACTORS CONTAINED THEREIN. PROSPECTIVE INVESTORS SHOULD HAVE THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT THE RISK CHARACTERISTICS OF THE INVESTMENT.
- ANY ESTIMATES OR PROJECTIONS INCLUDED IN THESE MATERIALS ARE NOT APREDICTION OF FUTURE PERFORMANCE AND THERE CAN BE NO ASSURANCE THAT THESE OR COMPARABLE VALUES OR RETURNS WILL BE ACHIEVED OR THAT PERFORMANCE OBJECTIVES OR TARGETS WILL BE ACHIEVED. NOTHING CONTAINED HEREIN SHOULD BE DEEMED TO BE A PREDICTION OR PROJECTION OF FUTURE PERFORMANCE OF THE COMPANY.
- PROSPECTIVE INVESTORS SHOULD MAKE THEIR OWN INVESTIGATIONS AND EVALUATIONS OF THE INFORMATION CONTAINED HEREIN. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN ATTORNEY, BUSINESS ADVISOR AND TAX ADVISER AS TO LEGAL, BUSINESS, TAX AND RELATED MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. EXCEPT WHERE OTHERWISE INDICATED HEREIN, THE INFORMATION PROVIDED HEREIN IS BASED ON MATTERS AS THEY EXIST AS OF THE DATE OF PREPARATION AND NOT AS OF ANY FUTURE DATE, AND WILL NOT BE UPDATED OR OTHERWISE REVISED TO REFLECT INFORMATION THAT SUBSEQUENTLY BECOMES AVAILABLE, OR CIRCUMSTANCES EXISTING OR CHANGES OCCURRING AFTER THE DATE HEREOF.
- CERTAIN INFORMATION CONTAINED IN THIS PRESENTATION CONSTITUTES "FORWARD-LOOKING STATEMENTS," WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "TARGET," "PRO FORMA," "PROJECT," "ESTIMATE," "INTEND," "CONTINUE," "BELIEVE," OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. DUE TO VARIOUS RISKS AND UNCERTAINTIES, ACTUAL EVENTS OR RESULTS OR THE ACTUAL PERFORMANCE OF THE COMPANY MAY DIFFER MATERIALLY FROM THOSE REFLECTED OR CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS.


Corporate Structure
• Incoba, LLC dba Dynaris
• Texas Corporation
• Founders: Lon Aylsworth and Larry Spector
• Operations in Chesterfield, MO
• (ISO-13485 FDA Compliant)
• Contact information and video: www.dynaris.com
dynaris
Dynamic Oxygen Delivery



Dynamics of Breathing

and Maintaining Oxygen Therapy

8 Hours of Normal Breathing Revealing the Nasal Cycle



Left Nose Airflow
About 105 mins
Right Nose Airflow
About 50 mins

Current Therapy

the PROBLEM

Static Delivery

We breathe through a dominate nostril 80% of the time

Deliver oxygen 50% to each nostril (since 1948)

Wastes up to 50% of the oxygen to a blocked nostril

Must deliver up to twice the oxygen or lose therapy

Less freedom, less range, more refills, more problems

Portable Concentrators cost 4 to 5 times more than an oxygen cylinder with a conserver

Dynaris' Apogee

the SOLUTION

Dynamic Delivery

Apogee delivers oxygen only to the open nostril

Saves up to 50% oxygen than current therapy

May be the superior therapy (see published Texas State University study)

Significant savings for patient and provider

More freedom, greater range, less nasal dryness, greater acceptance

World's only Dynamic Delivery system for ambulation

Apogee System Overview

Apogee Selective Oxygen Delivery System


Patient & Supply Connections
Custom Regulator on O2 Cylinder
Protective Bag with Carry Strap
Apogee Dynamic Oxygen Controller
Apogee Dynamic Nasal Cannula

Apogee Dynamic Oxygen Controller


Patient Indicator Screen
Durable Case
On/Off & Flow Adjustment
Battery Panel (Back)
Sensors & Delivery Valves (inside)
Cannula Connections
(Keyed to Prevent Improper Connections)
Oxygen Supply

Apogee Dynamic Nasal Cannula


Oxygen Delivered ONLY to Unblocked Airway
Nasal Airflow Sensing on Every Breath on both Noses
Right Nasal Prong
Lefts Nasal Prong
Patented Design
Incumbent Technology delivers 50% to each nose, regardless of nasal efficiency
Divider Inside Cannula
(Prevents Left and Right Airflows from Crossing)

Every patient purchases Dynaris' patented cannula 2x/month

Current Business Status

Major Milestones Reached

- ✓ ISO-13485-2016 Compliant
- ✓ Vendors established and in-place
- ✓ Intertek Approved
- ✓ EU Safety Approved
- ✓ Tooling designed in-house and built
- ✓ In-house production lines completed
- ✓ Box Builder in-place for higher quantities
- ✓ 90% of assembly inventory in-house
- ✓ FDA Registered manufacturing facility
- ✓ Federal Unique Device Identifier in-place
- ✓ Shipping process is verified.
- ✓ Selling prices validated
- ✓ 7 patents and 6 worldwide pending
- ✓ Second product (SelectO2-H) test ready
- ✓ SelectO2-H Product under development
- ✓ Apogee (first product) is complete
- ✓ FDA EUA Granted
- ✓ FDA 510 (K) Clearance Dec 2020



dynaris
Dynamic Oxygen Delivery

Financials

Key Financials

	FY2021 (Begins 6/1/21)	FY2022	FY2023	FY2024	FY2025
Revenue					
Total Revenue - B2B	1,686,960	6,137,856	24,411,456	54,997,056	86,057,856
Total Revenue - DTC	4,836,930	16,253,748	62,670,048	134,044,848	196,013,748
Total Revenue	6,523,890	22,391,604	87,081,504	189,041,904	282,071,604
Market Size - Portable Units	1,357,000	1,536,000	1,750,000	1,976,000	2,241,000
Apogee Market Share	0.04%	0.04%	1.14%	3.04%	4.91%
% POC of US O2 Patients	23%	24%	25%	26%	27%
Apogee Units	600	600	20,000	60,000	110,000
Market Size - Stationary	5,900,000	6,400,000	7,000,000	7,600,000	8,300,000
Select O2 Market Share	0.17%	0.47%	1.43%	2.37%	2.41%
Select O2 Units	10,000	30,000	100,000	180,000	200,000
Direct Cost					
Total Direct Cost	4,282,916	14,700,913	40,921,345	79,187,706	105,621,709
Gross Margin	2,240,974	7,690,691	46,160,159	109,854,198	176,449,895
Gross Margin %	34.40%	34.30%	53.00%	58.10%	62.60%
Operating Expenses					
Total Operating Expenses	712,500	2,430,000	3,630,000	5,430,000	8,130,000
Operating Income	1,528,474	5,260,691	42,530,159	104,424,198	168,319,895
Operating Income %	23%	23%	49%	55%	60%
Income Taxes	519,681	1,788,635	14,460,254	35,504,227	57,228,764
Total Expenses	1,232,181	4,218,635	18,090,254	40,934,227	65,358,764
Net Income	1,008,793	3,472,056	28,069,905	68,919,971	111,091,131
Net Income %	15%	16%	32%	36%	39%


Key Reporting Metrics
Millions
$300
$250
$200
$150
$100
$50
$-
FY2021
FY2022
FY2023
FY2024
FY2025
Total Revenue
Gross Margin
Operating Income
Net Income


Key Financial Ratios
70%
60%
50%
40%
30%
20%
10%
0%
1
2
3
4
5
Gross Margin %
Operating Income %
Net Income %

This slide contains forward-looking projections that cannot be guaranteed.

Investment Overview


Investor Information, Terms
• Majority of dividends will go to pay back investors first
• Dividends to be released quarterly when profitable. There will be retained earnings to grow the company
• Exit: Unitholders may elect to sell the company, continue with dividends and growth, or independently sell their units
• Units are $300 each
• Currently raising $1 million, up to $2.5 MM
DYNAMIC OXYGEN CONSERVER
2.5
L R SETTING
dynaris
Dynamic Oxygen Delivery

Downloads

FAQ 04.19.2021.4.pdf

8-Hours of Normal Breathing Revealing the Nasal Cycle.JPG

Executive Summary 07.21.2021.2 FRM-023-061-RevA.pdf